United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On May 24, 2012, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Nelson Henrique Barbosa Filho, José Ricardo Sasseron, Robson Rocha, Fuminobu Kawashima, Paulo Soares de Souza and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Eduardo de Oliveira Rodrigues Filho and Paulo Sergio Moreira da Fonseca, and also Mr. Clovis Torres as a secretary, met, ordinarily, at Avenida Dante Michelini, 5.500, Prédio da Valer, Auditório Monteiro Lobato, Jardim Camburí, Complexo de Tubarão, Vitória, ES. Therefore, the Board of Directors has unanimously resolved upon the following: “RESIGNATION AND APPOINTMENT OF BOARD OF DIRECTORS ALTERNATE MEMBER AND EXECUTIVE DEVELOPMENT COMMITTEE MEMBER — In view of the resignation submitted by Mr. João Moisés de Oliveira, on May 15, 2012, the positions of Alternate Member of the Board of Directors and Vale’s Executive Development Committee Member, the Board of Directors resolved to approve the nomination of the shareholder Mr. Luiz Maurício Leuzinger, Brazilian, married, engineer, bear the ID #1.606.512 (IFP/RJ), and CPF/MF under #009.623.687-68, with commercial address at Avenida Paulista, 1.450, 9th floor, São Paulo, SP, as: (i) alternate member of Mr. Mário da Silveira Teixeira Júnior on the Board of Directors of Vale, whose term shall last until the next General Shareholders Meeting to be held; and (ii) Executive Development Committee Member, whose term shall last until the next Shareholders Ordinary General Meeting to be held on 2013, being the same of the terms of Vale Board of Directors members elected on the Shareholders Ordinary General Meeting held on April 19, 2011. The alternate member nominated above has declared that is free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”

Rio de Janeiro, May 24, 2012.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: July 02, 2012		Roberto Castello Branco
Director of Investor Relations